
SEC MAIL PROCESSING
RECEIVED
MAY 12 2010
WASH, D.C.
193 SECTION



10030987

AB 5/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67798

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bulger Capital LLC and Subsidiary

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 Turner Street
(No. and Street)

Waltham,	Massachusetts	02453
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wayne Fitzpatrick (781) 398-3310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moody, Famiglietti & Andronico, LLP
(Name – *if individual, state last, first, middle name*)

1 Highwood Drive	Tewksbury	MA	01876
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 5/13

OATH OR AFFIRMATION

I, Wayne Fitzpatrick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bulger Capital LLC and Subsidiary, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


DAVTYAN NUNE
MY COMMISSION EXPIRES
OCTOBER 24, 2014
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



MOODY, FAMIGLIETTI & ANDRONICO
Certified Public Accountants & Consultants

BULGER CAPITAL, LLC AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

Proactive certified public accounting and consulting



MOODY, FAMIGLIETTI & ANDRONICO
Certified Public Accountants & Consultants

To the Members
Bulger Capital, LLC and Subsidiary
Waltham, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated statements of financial condition of Bulger Capital, LLC and Subsidiary (collectively referred to as the "LLC") as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in members' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the LLC's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the LLC's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bulger Capital, LLC and Subsidiary as of December 31, 2009 and 2008, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplemental schedule of computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
April 14, 2010

December 31		2009		2008
Assets				
Current Assets:				
Cash	$	76,017	$	38,549
Certificate of Deposit		859,284		1,366,167
Commissions Receivable, Net of Allowance for Doubtful Accounts of $0 and $25,000, Respectively		3,673,934		636,687
Due from Related Parties		88,653		89,096
Prepaid Expenses		6,265		8,737
Total Current Assets		4,704,153		2,139,236
Due from Members		159,146		303,159
Property and Equipment, Net of Accumulated Depreciation		60,251		75,851
Investment in Bulger Capital Partners GP, L.P.		378,008		379,527
Total Assets	$	5,301,558	$	2,897,773
Liabilities and Members' Equity				
Current Liabilities:				
Accounts Payable	$	11,241	$	14,399
Accrued Expenses		705,672		382,547
Deferred Revenue		8,333		16,667
Total Current Liabilities		725,246		413,613
Members' Equity		4,576,312		2,484,160
Total Liabilities and Members' Equity	$	5,301,558	$	2,897,773

The accompanying notes are an integral part of these consolidated financial statements.

For the Years Ended December 31	2009	2008
Revenue	$ 4,181,372	$ 1,922,702
General and Administration Expenses:		
Payroll and Benefits	1,439,857	1,568,786
Administration Expenses	619,886	522,944
Total General and Administration Expenses	2,059,743	2,091,730
Income (Loss) from Operations	2,121,629	(169,028)
Other Income (Expense):		
Interest Income	37,104	62,636
Loss on Equity Investment in Bulger Capital Partners GP, L.P.	(1,519)	(2,973)
Total Other Income	35,585	59,663
Net Income (Loss)	$ 2,157,214	$ (109,365)

The accompanying notes are an integral part of these consolidated financial statements.

For the Years Ended December 31	**2009**	2008
Members' Equity, Beginning	**$ 2,484,160**	$ 2,393,525
Members' Contributions	**-**	200,000
Members' Distributions	**(65,062)**	-
Net Income (Loss)	**2,157,214**	(109,365)
Members' Equity, Ending	**$ 4,576,312**	$ 2,484,160

The accompanying notes are an integral part of these consolidated financial statements.

For the Years Ended December 31	2009	2008
Cash Flows from Operating Activities:		
Net Income (Loss)	$ 2,157,214	$ (109,365)
Adjustments to Reconcile Net Income (Loss) to Net Cash Used in Operating Activities:		
Depreciation	15,600	15,460
Loss on Equity Investment in Bulger Capital Partners GP, L.P.	1,519	2,973
Bad Debts	-	25,000
Increase in Commissions Receivable	(3,037,247)	(661,687)
Decrease in Prepaid Expenses	2,472	120
Decrease in Accounts Payable	(3,158)	(125,357)
Increase in Accrued Expenses	323,125	382,547
(Decrease) Increase in Deferred Revenue	(8,334)	16,667
Net Cash Used in Operating Activities	(548,809)	(453,642)
Cash Flows from Investing Activities:		
Proceeds from Maturity of Certificate of Deposit	506,883	640,523
Net Repayment from (Advances to) Members	144,013	(319,826)
Net Repayments from (Advances to) Related Parties	443	(89,096)
Investment in Bulger Capital Partners GP, L.P.	-	(382,500)
Acquisition of Property and Equipment	-	(36,249)
Net Cash Provided by Investing Activities	651,339	(187,148)
Cash Flows from Financing Activities:		
Members' Distributions	(65,062)	-
Members' Contributions	-	200,000
Net Cash Provided by (Used in) Financing Activities	(65,062)	200,000
Net Increase (Decrease) in Cash	37,468	(440,790)
Cash, Beginning	38,549	479,339
Cash, Ending	$ 76,017	$ 38,549

The accompanying notes are an integral part of these consolidated financial statements.

1. Significant Accounting Policies:

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Bulger Capital, LLC (the "Parent") and its wholly owned subsidiary, Bulger Capital Partners, LLC ("BCPLLC") (collectively referred to as the "LLC"). All significant inter-company balances and transactions have been eliminated in consolidation.

Reporting Entity: The Parent, which was formed on December 6, 2007 as a Massachusetts limited liability company, is primarily engaged in investment advisory and capital raising activities, and is registered under the Securities Exchange Act of 1934 as a broker/dealer. BCPLLC was formed on December 6, 2007 as a Massachusetts limited liability company with a primary business purpose to hold certain investments.

Accounting Standards Codification: During the year ended December 31, 2009, the LLC adopted the *FASB Accounting Standards Codification* ("ASC"). The ASC became the single official source of authoritative accounting principles generally accepted in the United States of America ("GAAP") recognized by the Financial Accounting Standards Board ("FASB"), other than guidance issued by the Securities and Exchange Commission. The adoption of the ASC did not have a material impact on the LLC's consolidated financial statements. However, the adoption of the ASC changed the LLC's references to GAAP in its consolidated financial statements.

Revenue Recognition: The LLC recognizes transaction fees at the time the transaction is completed and the income is reasonably determinable. Initial nonrefundable retainer fees are recognized over the term of the contract.

Cash: The LLC maintains cash in bank deposit accounts which, at times, may exceed the federally insured limits.

Certificate of Deposit: The LLC maintains excess cash reserves in a short-term certificate of deposit with an original maturity of one year or less.

Commissions Receivable and Concentration of Credit Risk: Financial instruments that potentially subject the LLC to concentration of credit risk consist primarily of commissions receivable. Commissions receivable are stated at the amount management expects to collect from outstanding balances. The LLC performs ongoing credit evaluations of its customers and generally requires no collateral to secure accounts receivable. The LLC maintains an allowance for potentially uncollectible commissions receivable based upon its assessment of the collectability of commissions receivable.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets as follows:

Furniture and Fixtures	5 Years
Computers	5 Years
Leasehold Improvements	Life of Lease

Deferred Revenue: Fees billed and collected in advance of the aforementioned revenue recognition criteria are recorded as deferred revenue until earned.

Income Taxes: No provision for federal or state income taxes is presented in these consolidated financial statements, as Bulger Capital, LLC is a limited liability company and, accordingly, the LLC's taxable income is allocated to its members for income tax reporting purposes. However, in certain circumstances, the LLC (or another legal entity which is consolidated in the LLC's financial statements) may be required to pay income taxes to a state or foreign jurisdiction.

The LLC reports under the provisions of ASC No. 740-10 [Prior Authoritative Guidance: SFAS No. 109, *Accounting for Income Taxes*] (ASC 740-10), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between consolidated financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

1. Significant Accounting Policies (Continued):

During the year ended December 31, 2009, the LLC adopted ASC No. 740-10-25 [Prior Authoritative Guidance: FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109*] (ASC 740-10-25), which clarifies the accounting for uncertainty in income taxes by prescribing the minimum recognition threshold and measurement requirements a tax position must meet before being recognized as a benefit in the consolidated financial statements. ASC 740-10-25 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting for interim periods and disclosures for uncertain tax positions.

The Managing Member has determined that the LLC does not have a liability for uncertain tax positions or unrecognized benefits.

Uses of Estimates: Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the consolidated financial statements in accordance with GAAP. Actual results experienced by the LLC may differ from those estimates.

Reclassification: Certain accounts in the December 31, 2008 financial statements have been reclassified for comparative purposes to conform to the presentation in the 2009 financial statements.

Subsequent Events: In May of 2009, the FASB issued ASC No. 855-10 [Prior Authoritative Guidance: SFAS No. 165, *Subsequent Events*] (ASC 855-10), which establishes general standards of accounting for and disclosure of events that occur after the consolidated balance sheet date, but before the consolidated financial statements are issued or available to be issued. This statement is effective for annual financial periods ending after June 15, 2009, and has been applied prospectively. In accordance with ASC 855-10, management has evaluated subsequent events spanning the period from December 31, 2009 through April 14, 2010 the latter representing the issuance date of these consolidated financial statements.

2. Net Capital:

The LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of not less than the greater of 6.67% of aggregate indebtedness or $5,000. As of December 31, 2009, the LLC's net capital amounted to $210,055.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The LLC's aggregate indebtedness to net capital ratio amounted to 3.45 to 1 as of December 31, 2009.

The LLC does not hold customer funds or securities and is exempt from SEC Rule 15c3-3 pursuant to exemptive provision (k)(2)(i).

3. Due from Related Parties:

Due from related parties represents unsecured, noninterest bearing cash advances to the Bulger Capital Partners GP L.P. ("BCGPLP"), and Bulger Capital Partners L.P. ("BCLP"). Such entities are affiliated with the LLC through certain common ownership. As of December 31, 2009 and 2008, amounts due from these related parties amounted to $88,653 and $89,096 respectively.

4. Due from Members:

Due from members represents unsecured, 0.5% interest bearing cash advances made to certain members by the LLC. As of December 31, 2009 and 2008, the LLC has net cash advances due from members in the amounts of $159,146 and $303,159, respectively. These advances have no stated repayment terms.

5. Property and Equipment:

Property and equipment as of December 31, 2009 and 2008 consists of the following:

	2009	2008
Furniture and Fixtures	$ 48,597	$ 48,597
Computers	41,590	41,590
Leasehold Improvements	10,333	10,333
	100,520	100,520
Less: Accumulated Depreciation	40,269	24,669
	$ 60,251	$ 75,851

6. Investment in Bulger Capital Partners GP, L.P.:

As of December 31, 2009 and 2008, the LLC has a 32.97% and 39.23%, respectively, general partner interest in Bulger Capital Partners GP, L.P. ("BCGPLP"). As of December 31, 2009 and 2008, BCGPLP has a 24.24% and 30.23%, respectively, general partner interest in Bulger Capital Partners L.P. ("BCPLP"), whose primary business purpose is to hold certain investments. The LLC's investment in BCGPLP is accounted for in accordance with the equity method of accounting.

The following represents the condensed financial data of BCGPLP as of and for the years ended December 31, 2009 and 2008:

	2009	2008
Total Assets	$ 1,430,929	$ 1,292,386
Total Liabilities and Members' Equity	$ 1,430,929	$ 1,292,386
Loss on Investments	$ (3,236)	$ (7,564)
Other Expenses	(1,370)	(50)
Net Loss	$ (4,606)	$ (7,614)

During 2008, the BCGPLP also entered into a management agreement with BCPLP. For the years ended December 31, 2009 and 2008, BCGPLP waived the management fees payable under this management agreement.

The LLC's investment activity for the years ended December 31, 2009 and 2008 is as follows:

	2009	2008
Investment Balance, Beginning of Year	$ 379,527	$ -
Investment in BCGPLP	-	382,500
Share of BCGPLP's Loss for the Year	(1,519)	(2,973)
Investment Balance, End of Year	$ 378,008	$ 379,527

7. Operating Lease:

The LLC leases office space in Waltham, Massachusetts through a cancelable lease agreement expiring in December 2010. Under the lease agreement, the LLC is obligated to make monthly rental payments, subject to an escalation clause, plus its proportionate share of certain operating costs. During the years ended December 31, 2009 and 2008, rent expense incurred by the LLC under this agreement amounted to $144,658 and $55,452, respectively.

8. Economic Dependency:

During the years ended December 31, 2009 and 2008, the LLC generated significant revenues from one and three customers, respectively. Services provided to these customers represented approximately 71% and 75%, respectively, of the LLC's total revenues. As of December 31, 2009 and 2008, one and two customers accounted for approximately 96% and 90%, respectively, of the LLC's total commissions receivable balance.

9. Commitments and Guarantees:

The LLC's operating agreement provides that the LLC indemnify its members for certain events or occurrences that happen by reason of the fact that the member is, was, or has agreed to serve as a member of the LLC. The term of the indemnification period is for the member's lifetime. The maximum potential amount of future payments the LLC could be required to make under these indemnification agreements is unlimited.

9. Commitments and Guarantees (Continued):

The LLC leases office space under a cancelable operating lease. The LLC has indemnification arrangements under this lease that require the LLC to indemnify the landlord against claims, actions, or damages incurred in connection with the premises covered by the LLC's lease and the LLC's use of the premises.

The LLC may also enter into other indemnification agreements in the normal course of business.

As of December 31, 2009, the LLC had not experienced any losses related to these indemnification obligations, and no claims with respect thereto were outstanding.

For the Year Ended December 31	2009
Aggregate Indebtedness	$ 725,246
Partners' Capital	$ 4,576,312
Deductions for Nonallowable Assets:	
Commissions Receivable, Net of Allowance for Doubtful Accounts	(3,673,934)
Due from Related Parties	(88,653)
Prepaid Expenses	(6,265)
Due from Members	(159,146)
Property and Equipment, Net of Accumulated Depreciation	(60,251)
Investment in Bulger Capital Partners GP, L.P.	(378,008)
Net Capital	210,055
Minimum Net Capital Requirement to be Maintained	48,374
Net Capital in Excess of Requirements	$ 161,681
Ratio of Aggregate Indebtedness to Net Capital	3.45 to 1

Reconciliation between the audited net capital computation and unaudited Part IIA of Form X-17A-5, the Financial and Operational Combined Uniform Single Report (FOCUS Report) as of December 31, 2009.

Total Net Capital, as reported in the LLC's Unaudited Unconsolidated Focus Report	$ 893,302
Net Adjustments for:	
Accrued Compensation and Other Expenses	(683,247)
Total Net Capital, as reported in the LLC's audited net capital computation	$ 210,055

Reconciliation with LLC's Audited Consolidated Statement of Financial Condition and Unaudited Unconsolidated FOCUS Report Statement of Financial Condition as of December 31, 2009:

Total Assets, as reported in the LLC's Unaudited Unconsolidated Focus Report	$ 2,906,687
Net Adjustments to:	
Commissions Receivable	2,400,000
Due from Related Parties	(6,648)
Investment in Bulger Capital Partners GP, L.P.	1,519
Total Assets, as reported in the LLC's Audited Consolidated Statement of Financial Condition	$ 5,301,558
Total Liabilities and Members Equity, as reported in the LLC's Unaudited Unconsolidated Focus Report	$ 2,906,687
Net Adjustments to:	
Revenues	2,400,000
Due from Related Parties	29,637
Professional Fees	(33,247)
Loss on Equity Investment in Bulger Capital Partners GP, L.P.	(1,519)
Total Liabilities and Members Equity, as reported in the LLC's Audited Consolidated Statement of Financial Condition	$ 5,301,558



MOODY, FAMIGLIETTI & ANDRONICO
Certified Public Accountants & Consultants

To the Members
Bulger Capital, LLC and Subsidiary
Waltham, Massachusetts

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a - 5

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Bulger Capital, LLC and Subsidiary as of December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the LLC's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of the LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the LLC including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the LLC in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons, and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the LLC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



To the Members
Bulger Capital, LLC and Subsidiary
Page Two

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness; yet important enough to merit attention by those responsible for oversight of the LLC's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the LLC's annual consolidated financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the LLC's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the members', the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
April 14, 2010